UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  Schedule 13 G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                                  Tellabs, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    879664100
--------------------------------------------------------------------------------

                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X        Rule 13 d1(b)
         Rule 13 d1(c)
         Rule 13 d1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

CUSIP NO.  879664100    13G


1        NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Michael J. Birck, ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      (        )     (b)        (        )

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


                           5       SOLE VOTING POWER

NUMBER                             13,256,765
OF SHARES
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY
REPORTING                          25,238,000
PERSON
WITH                       7       SOLE DISPOSITIVE POWER

                                   13,255,597

                           8       SHARED DISPOSITIVE POWER

                                   25,239,168

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,326,765

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         (x)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.00%

12       TYPE OF REPORTING PERSON*

         IN



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879664100        13G

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Katherine R. Birck, ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      (        )     (b)        (        )

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


                           5       SOLE VOTING POWER

NUMBER                             1,168,000
OF SHARES
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY
REPORTING                          37,326,765
PERSON
WITH                       7       SOLE DISPOSITIVE POWER

                                   1,168,000

                           8       SHARED DISPOSITIVE POWER

                                   37,326,765

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,168,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         (x)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         .28%

12       TYPE OF REPORTING PERSON*
         IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879664100        13G

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Oak Street Investments, L.P., a Delaware limited partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      (        )        (b)     (        )

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         A Delaware limited partnership


                           5       SOLE VOTING POWER

NUMBER                             0
OF SHARES
BENEFICIALLY               6       SHARED VOTING POWER
OWNED BY
REPORTING                          24,070,000
PERSON
WITH                       7       SOLE DISPOSITIVE POWER

                                   0

                           8       SHARED DISPOSITIVE POWER

                                   24,070,000

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,070,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         (        )

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.81%

12       TYPE OF REPORTING PERSON*
         PN


*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)           Name of Issuer:

                    Tellabs, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:

                    One Tellabs Center
                    1415 W. Diehl Road
                    Naperville, Illinois  60563

Item 2(a)-(c)       Name, Principal Business Address and Citizenship of Persons
                    Filing:


                    This statement is being filed by Michael J. Birck. Mr. Birck's principal place of business is One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563. Mr. Birck is a United States citizen.

                    Katherine  R. Birck is the spouse of Michael J. Birck.  Mrs.
                    Birck's  residence  is  744  South  Oak  Street,   Hinsdale,
                    Illinois 60521. Mrs. Birck is a United States citizen.

                    Oak Street Investments, L.P. is a Delaware limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

                    With respect to Mr. Birck, this statement relates only to Mr. Birck's indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs Advantage Program, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 1,168,000 shares owned by his spouse, Katherine R. Birck.

                    With respect to Mrs. Birck this statement relates only to 1,168,000 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs Advantage Program and Oak Street Investments, L.P.

Item 2(d)           Title of Class of Securities

                    Common Stock

Item 2(e)           CUSIP Number:

                    879664100

Item 3.             Not applicable.

Item 4.             Ownership.

                A. Michael J. Birck
                  -----------------

          (a)  Amount Beneficially Owned:  37,326,765 Shares (excludes 1,168,000
               shares  of  which  the  reporting  person  disclaims   beneficial
               ownership) (1)

          (b)  Percent of Class: 9.00%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 13,256,765 (includes 1,168 shares held by the Tellabs Advantage Program on behalf of Mr. Birck and excludes 24,070,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)(1)

               (ii) shared power to vote or to direct the vote:  25,238,000  (1)
                    (includes 24,070,000 held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

               (iii)sole  power to dispose  or to direct  the  disposition  of :
                    13,255,597 (excludes 1,168 shares held by the Tellabs Advantage Program, 24,070,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    25,239,168 (1) (includes 1,168 shares held by the Tellabs Advantage Program, 24,070,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

                B. Katherine R. Birck
                   ------------------

          (a)  Amount Beneficially Owned:  1,168,000 Shares (excludes 37,326,765
               shares  of  which  the  reporting  person  disclaims   beneficial
               ownership)(1)

          (b)  Percent of Class: .28%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 1,168,000 (excludes 24,070,000 shares held by Oak Street Investments, L.P. and 13,256,765 shares held by or on behalf of Mr. Birck)

               (ii) shared power to vote or to direct the vote:  37,326,765  (1)
                    (includes 24,070,000 shares held by Oak Street Investments, L.P. and 13,256,765 shares held by or on behalf of Mr. Birck)

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    1,168,000 (excludes 24,070,000 shares held by Oak Street Investments, L.P. and 13,256,765 shares held by or on behalf of Mr. Birck)

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    37,326,765  (1)  (includes  24,070,000  shares  held  by Oak
                    Street Investments, L.P. and 13,256,765 shares held by or on behalf of Mr. Birck)

                C. Oak Street Investments, L.P.
                  ----------------------------

          (a)  Amount Beneficially Owned: 24,070,000

          (b)  Percent of Class: 5.81%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: 0

               (ii) shared power to vote or to direct the vote: 24,070,000

               (iii) sole power to dispose or to direct the disposition of: 0

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    24,070,000

(1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not  Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of Group.

                Not Applicable.

Item 10.        Certification.

                Not Applicable.


                                    SIGNATURE
                                   -----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2004


                                            MICHAEL J. BIRCK

                                            /s/ Michael J. Birck
                                            -------------------------------

                                            KATHERINE R. BIRCK

                                            /s/ Katherine R. Birck
                                            -------------------------------

                                            OAK STREET INVESTMENTS, L.P.


                                            By:  /s/ Michael J. Birck
                                                 ----------------------------
                                                  MICHAEL J. BIRCK

                                  Exhibit Index
                                  --------------


Exhibit                                          Found on
--------                                         Sequentially
                                                 Numbered Page
                                                ----------------

Exhibit A:  Agreement of Joint filing                10

                                    Exhibit A
                                   ----------
                            Agreement of Joint Filing
                            -------------------------

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 6, 2004, containing the information required by Schedule 13G, for the 13,256,765 Shares of the Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 1,168,000 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 24,070,000 shares of the Common Stock of Tellabs, Inc. held by Oak Street Investments, L.P.

Dated:  February 6, 2004


                                            MICHAEL J. BIRCK

                                            /s/ Michael J. Birck
                                            -------------------------------

                                            KATHERINE R. BIRCK

                                            /s/ Katherine R. Birck
                                            -------------------------------

                                            OAK STREET INVESTMENTS, L.P.


                                            By:  /s/ Michael J. Birck
                                                 ----------------------------
                                                     MICHAEL J. BIRCK